WCTAO & Associates

June 16, 2008

Mr. Norris R. Harris
Chairman and CEO
Royalite Petroleum Company Inc.
2580 Anthem Village drive, Suite 112
Henderson, NV 89052

RE: Resignation from Royalite Petroleum BOD effective June 16, 2008

Dear Mr. Harris,

I am submitting my resignation from the Board of Directors (BOD) of Royalite Petroleum Company Inc (Company) effective June 16, 2008.

It has been a pleasure serving on the BOD and working with you to secure additional financing for the Company. The shareholders are enthused to see a new strategic plan evolving through your leadership.

I wish you, the BOD, and the senior management of the Company continued success in the future.

Sincerely,

/s/ William C. Tao
William C. Tao, Ph.D.

Cc

Mr. Steve O’Neill, Esq.
Mr. Logan Anderson (Royalite Petroleum BOD)

WCTAO & Associates
3135 Villa Marbella Circle, Reno, NV 89509
(office) 775-826-8101 ; (fax) 775-313-9620